SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 3) [1]

Obalon Therapeutics, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

67424L209
(CUSIP Number)

Domain Associates, LLC	Ropes & Gray LLP
202 Carnegie Center, Suite 104	1211 Avenue of the Americas
Princeton, NJ 08540	New York, NY 10036
Attn: Lisa A. Kraeutler	Attn: Morri H. Weinberg, Esq
Tel: (609) 683-5656	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    [   ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67424L209

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		Domain Partners VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,000,933*
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,000,933*
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,000,933*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		9.8%
14.	TYPE OF REPORTING PERSON		PN

* Includes 187,500 shares issuable upon exercise of Warrants.

CUSIP No. 67424L209

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		DP VII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	4,957
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	4,957
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,957
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		Less than 0.1%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 67424L209

AMENDMENT NO. 3 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D relating to the Common Stock of the Issuer filed with the Securities and Exchange Commission by the Reporting Persons on August 31, 2018, Amendment No. 1 thereto filed on August 8, 2019 and Amendment No. 2 thereto filed on October 23, 2020 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

This Amendment to the Schedule 13D is being filed solely to report a change in the Reporting Persons’ percentage ownership of the Common Stock due to the increase in the total number of shares of Common Stock outstanding.

The Schedule 13D is hereby amended as follows:

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby restated in its entirety as follows:

(a) The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 3 to Schedule 13D and is based on 10,020,068 shares of Common Stock outstanding as of March 4, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2020 filed with the Securities and Exchange Commission on March 12, 2021.

CUSIP No. 67424L209

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2021

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact

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